

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

RECEIVED

2005 MAY 13 A 8:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 March 2005



05007915

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 14 March 2005, Re: Lion Industries Corporation Berhad, Lion Corporation Berhad, Amsteel Corporation Berhad and Silverstone Corporation Berhad - Groupwide Corporate and Debt Restructuring Scheme for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION/EDMS/KLSE** on **14/03/2005 06:27:48 PM**

Reference No **LI-050314-97949**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")
LION CORPORATION BERHAD ("LCB")
AMSTEEL CORPORATION BERHAD ("ACB")
SILVERSTONE CORPORATION BERHAD ("SCB")

GROUPWIDE CORPORATE AND DEBT RESTRUCTURING SCHEME ("GWRS")

* **Contents :-**

On 5 September 2002, LCB, LICB, ACB and SCB (collectively, "Lion Group") through its adviser, RHB Sakura Merchant Bankers Berhad, announced the undertakings by the relevant vendor(s) of sale shares or purchasers issuing consideration shares ("Relevant Party") in favour of the affected purchaser(s) or the vendor(s), as the case may be ("Affected Party") of the following:

1. the Relevant Party shall resolve or cause to be resolved any issues affecting the joint-venture operations of the Lion Group in the People's Republic of China ("PRC"), such as transfer of land use rights and property ownership rights by the joint-venture parties to the joint-venture operations ("Items of Concern") that remain outstanding as at completion of the GWRS ("Outstanding Items") within 24 months from the date of completion, failing which, the Relevant Party shall be obliged to take or cause to be taken all such necessary action, including the settlement of any and all such costs, expenses or payments required in respect of the operations in the PRC to resolve the Outstanding Items; and

2. in the event the Relevant Party is still unable to resolve or cause to be resolved the Outstanding Items and thereby resulting in the Affected Party suffering any loss, the Relevant Party shall indemnify the Affected Party for the loss suffered.

The Lion Group wishes to announce that since the implementation of the GWRS on 14 March 2003, the Directors of LICB, ACB and SCB and their respective senior management have undertaken all necessary steps to address the Outstanding Items and that save for the remaining Outstanding Items and their status since last reported in the Quarterly Report for the period of October 2004 to December 2004 set out in Table A hereto ("Remaining Outstanding Items"), all the other Outstanding Items have been resolved.

The Relevant Party and Affected Party in respect of which the undertakings were issued and given to in respect of the Remaining Outstanding Items are set out in Table B hereto.

The Board of Directors of LCB and ACB wish to inform that they, each being the Affected Party in respect of the

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary 1 4 MAR 2005

Remaining Outstanding Items did not suffer any loss as a result of the non-resolution of the Remaining Outstanding Items for reasons stated below:

1. in respect of the Remaining Outstanding Items affecting Hubei Zenith Heilen Pharmaceutical Co Ltd ("Hubei Zenith"), an associate company of LICB

   Hubei Zenith is treated as simple investment with no significant impact in the accounts of the LICB Group. Further, under the GWRS, the LICB Shares were acquired by LCB (the Affected Party) from ACB, Umatrac Enterprises Sdn Bhd and Konming Investment Limited (the Relevant Party) at RM1.00 for each LICB Share, which is at a discount where the valuation was at 40% of the net tangible assets of the LICB Group. Since the said acquisition, the market price of LICB Shares has appreciated and based on the last three-months weighted average, the market price of LICB Share is approximately RM1.64.

2. in respect of the Remaining Outstanding Item affecting Hunan Changfa Automobile Engine Co Ltd ("Hunan Changfa"), a subsidiary of SCB

   The investment in Hunan Changfa had been written down to zero value in the audited accounts of the SCB Group ended 30 June 2002, which is prior to the implementation of the GWRS.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE A

1. ISSUES AFFECTING THE JOINT-VENTURE COMPANY OF LION INDUSTRIES CORPORATION BERHAD IN THE PEOPLE'S REPUBLIC OF CHINA

No	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 11 March 2005
1.	Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the joint venture company ("JV Co.") as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd ("**Hubei Zenith**") (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to Hubei Zenith.	Despite the Management of LICB Group's endeavour, this issue could not be resolved as at 11 March 2005.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

14 MAR 2005

2.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC with the relevant authorities.	Despite the Management of LICB Group's endeavour, this issue could not be resolved as at 11 March 2005.

2. **ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF SILVERSTONE CORPORATION BERHAD IN THE PEOPLE'S REPUBLIC OF CHINA**

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 11 March 2005
1.	Land Use Right(s) for land(s) ("**LUR**") and Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the joint venture company (" JV Co.") as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint venture agreement	Hunan Changfa Automobile Engine Co Ltd ("**Hunan Changfa**") (SCB Group's equity holding : 50%)	The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to Hunan Changfa: PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	Despite the Management of SCB Group's endeavour, this issue could not be resolved as at 11 March 2005.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary



14 MAR 2005

2.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Economic Commission) ("**MOC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, the PRC.	Dong Feng Lion Co Ltd ("**Dong Feng**") (SCB Group's equity holding : 55%)	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of SCB Group had liaised with Dong Feng to seek the approval of the MOC in Beijing through the provincial MOC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	By an agreement dated 2 February 2005, the SCB Group proposes to dispose of its 55% interest in Dong Feng to the PRC Party, Dong Feng Tyre Group Co Ltd (formerly known as Dong Feng Tyre Factory). The proposed disposal was completed on 2 March 2005 whereupon Dong Feng ceased to be a subsidiary of SCB and SCB is no longer affected by this issue.

3. **ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF AMSTEEL CORPORATION BERHAD IN THE PEOPLE'S REPUBLIC OF CHINA (PRIOR TO THE DISPOSAL OF THE JOINT-VENTURE COMPANIES TO LION DIVERSIFIED HOLDINGS BERHAD ON 1 JUNE 2004)**

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 11 March 2005
1.	Land Use Right(s) for land ("**LUR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint venture agreement	Xian Lucky King Parkson Co Ltd (Amsteel Group's equity holding : 51%) *	The Management of Amsteel Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The LUR certificate for the transfer of the land has been issued and registered in the name of the JV Co. This issue is resolved.

* *As from 1 June 2004, this JV Co became the subsidiary of Lion Diversified Holdings Berhad ("LDHB") following the disposal of the entire equity interest in the company holding interest in the said JV Cos ("Disposed Company") to LDHB. The vendor of the Disposed Company had undertaken to the Securities Commission that it shall indemnify LDHB for any losses incurred by LDHB as a result of any non-compliance with the laws and regulations of the PRC.*

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

TABLE B

RELEVANT PARTY, AFFECTED PARTY AND REMAINING OUTSTANDING ITEMS

No	Vendor(s)	Purchaser(s)	Sale Shares	Consi-deration Shares	Undertaking given by and in favour of	Remaining Outstanding Items in respect of
1.	ACB, Umatrac Enterprises Sdn Bhd and Konming Investment Limited ("ACB Vendor Group")	LCB	LICB	LCB Shares	ACB Vendor Group (being the Relevant Party) to LCB (being the Affected Party)	Operations in the PRC affecting the LICB Group
2.	Limpahjaya Sdn Bhd, LCB, ACB, Umatrac Enterprises Sdn Bhd and Lion Forest Industries Berhad (" LCB and ACB Vendor Group")	SCB	Silverstone Berhad	SCB Shares	SCB (being the Relevant Party) to LCB and ACB Vendor Group (being the Relevant Party)	Operations in the PRC affecting the SCB Group.

LION INDUSTRIES CORPORATION BERHAD (415-D)

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Secretary

14 MAR 2005